Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                                December 7, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



                                  Re: FT 9042
                 FTP Emerging Markets Strength Portfolio Series
                                 (the "Trust")
                      CIK No. 1822600 File No. 333-249699
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
-------

      1. UIT FILINGS SHOULD BRIEFLY DESCRIBE THEIR INDEMNIFICATION PROVISIONS RELATING TO OFFICERS, DIRECTORS, ETC. IN THE REGISTRATION STATEMENT AS REQUIRED BY RULE 484 (IN ADDITION TO PROVIDING THE UNDERTAKING).

      Response: Please refer to the bullet points under the section of the prospectus entitled "Expenses and Charges" where the Trust identifies circumstances under which the Trust may indemnify the Trustee and/or Sponsor of the Trust.

Portfolio
---------

      2. THE DISCLOSURE PROVIDES THAT THE TRUST INVESTS IN STOCKS THAT ARE BASED IN AN EMERGING MARKET OR HAVE SIGNIFICANT BUSINESS OPERATIONS IN EMERGING MARKETS. PLEASE DISCLOSE THE METHOD BY WHICH THE TRUST DETERMINES WHETHER A COUNTRY IS AN EMERGING MARKET COUNTRY. FOR EXAMPLE, ONE METHOD COULD BE THE COUNTRY'S INCLUSION IN AN INDEPENDENT THIRD-PARTY LIST OF EMERGING COUNTRIES, SUCH AS THOSE MAINTAINED BY THE WORLD BANK AND IMF, OR LISTS USED BY INDEX PROVIDERS SUCH AS FTSE, MSCI OR S&P.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus:

      "The Sponsor utilizes MSCI country classifications to determine whether a country is an emerging market country."

      3. PLEASE CHANGE THE REFERENCE TO "DIVIDEND-PAYING SECURITIES" IN THE SECTION ENTITLED "ADDITIONAL PORTFOLIO CONTENTS" TO "DIVIDEND-PAYING COMMON STOCKS."

      Response: The Trust respectfully declines to make this change because it defines common stocks on the cover page of the prospectus as "Securities" and believes the disclosure as currently presented is appropriate for investor comprehension.

      4. PLEASE ADD HONG KONG AND CHINA GEOGRAPHIC FOCUS TO THE SECTION ENTITLED "ADDITIONAL PORTFOLIO CONTENTS."

      Response:    The  prospectus will  be  revised  in  accordance with  the
Staff's comment.

      5. THE DISCLOSURE UNDER THE SECTION ENTITLED "ADDITIONAL PORTFOLIO CONTENTS" DESCRIBED THAT THE TRUST HAS EXPOSURE TO COMPANIES WITH VARIOUS MARKET CAPITALIZATIONS. THIS IS INCONSISTENT WITH EARLIER DISCLOSURE IN THE "PORTFOLIO SELECTION PROCESS" SECTION WHICH STATES THAT PART OF THE TRUST'S INVESTMENT CRITERIA IS SELECTING COMPANIES WITH MARKET CAPITALIZATIONS OF GREATER THAN $1 BILLION. PLEASE EXPLAIN THE INCONSISTENCY TO THE STAFF AND PLEASE DISCLOSE WHAT METRIC THE SPONSOR USES TO DEFINE MARKET CAPITALIZATION. ADDITIONALLY, GIVEN THE EMERGING MARKET FOCUS OF THE PORTFOLIO, PLEASE CONSIDER DISCLOSING WHETHER THE MARKET CAPITALIZATION RANGES ARE DETERMINED BASED ON COUNTRY OF ISSUANCE OF THE SECURITY OR SOME OTHER METHOD.

      Response: Please note that the Trust's strategy disclosure relating to selecting companies with market capitalizations greater than $1 billion is not inconsistent with the disclosure that the Trust has exposure to companies with various market capitalizations given the metrics the Sponsor utilizes for market capitalization purposes. The Sponsor utilizes the following market capitalization ranges: small-capitalization companies are those with market capitalizations below $4.026 billion, mid-capitalization companies are those with market capitalizations between $4.026 billion and $21.0212 billion, and large-capitalization companies are those with market capitalizations above $21.0212 billion. Additionally, please note that market capitalization ranges are determined based on the above metrics and are not related to the country of issuance.

Risk Factors
------------

      6. THE "ASIA PACIFIC REGION" DISCLOSURE PROVIDES THAT THE RESPECTIVE STOCK MARKETS OF THE REGION "TEND TO HAVE A LARGER PREVALENCE OF SMALLER COMPANIES THAT ARE INHERENTLY MORE VOLATILE AND LESS LIQUID THAN LARGER COMPANIES." PLEASE EXPLAIN THE RELEVANCE OF THIS DISCLOSURE IN LIGHT OF THE UNIVERSE OF STOCKS REFERENCED IN THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS."

      Response: Please note that the Trust will have exposure to companies with various market capitalizations as described in response to comment 5 above.

      7. PLEASE EXPLAIN THE RELEVANCE OF THE FOLLOWING DISCLOSURE IN THE HONG KONG AND CHINA RISK OR DELETE THE SENTENCE: "CERTAIN OF THE SECURITIES IN CERTAIN OTHER TRUSTS ARE ALSO ISSUED BY COMPANIES HEADQUARTERED OR INCORPORATED IN HONG KONG AND/OR CHINA."

      Response: In accordance with the Staff's comment, the referenced disclosure will be deleted from the prospectus.

      8. PLEASE RECONCILE THE REFERENCES TO THE HONG KONG STOCK MARKET AND THE HANG SENG INDEX WITH THE DISCLOSURE UNDER THE "PORTFOLIO SELECTION PROCESS."

      Response: In accordance with the Staff's comment, the referenced disclosure will be deleted from the prospectus.

      9. PLEASE UPDATE THE "HONG KONG AND CHINA" RISK DISCLOSURE BASED ON CURRENT ECONOMIC AND POLITICAL CONDITIONS. PLEASE ALSO EXPLAIN HOW NEGATIVE IMPLICATIONS ON STOCKS LISTED ON THE HONG KONG STOCK MARKET ARE RELEVANT TO THE TRUST GIVEN ITS FOCUS ON COMMON STOCKS LISTED ON U.S. EXCHANGES OR DELETE THE RELATED DISCLOSURE. YOU MAY REFER TO STAFF COMMENT AND RELATED RESPONSES ON FT 8976 (FILE NO. 333-248983).

      Response: In accordance with the Staff's comment, the reference to negative implications on stocks listed on the Hong Kong stock market will be removed and the following disclosure will be added to the "Hong Kong and China" risk in the Trust's prospectus:

      "Recent developments in relations between the U.S. and China have heightened concerns of increased tariffs and restrictions on trade between the two countries. An increase in tariffs or trade restrictions, or even the threat of such developments, could lead to a significant reduction in international trade, which could have a negative impact on China's export industry and a commensurately negative impact on the Trust. In addition, investments in the China region may be subject to acute political risks such as possible negative repercussions resulting from China's relationship with Taiwan or Hong Kong."

      10. PLEASE RECONCILE THE REFERENCES TO SECURITIES BEING DIRECTLY LISTED ON A FOREIGN EXCHANGE IN THE "FOREIGN SECURITIES" RISK FACTOR WITH THE DISCLOSURE UNDER THE "PORTFOLIO SELECTION PROCESS" DISCLOSURE.

      Response: In accordance with the Staff's comment, the referenced disclosure in the "Foreign Securities" risk will be deleted from the Trust's prospectus.

      11. PLEASE REVISE THE "EMERGING MARKETS" RISK TO INCLUDE THAT THE RIGHTS AND REMEDIES ASSOCIATED WITH EMERGING MARKET INVESTMENTS SECURITIES MAY BE DIFFERENT THAN THOSE AVAILABLE FOR INVESTMENTS IN DEVELOPED MARKETS.

      Response:   The  disclosure will  be  revised  in  accordance  with  the
Staff's comment.

      12. PLEASE CONSIDER ADDING THAT SMALL-CAPITALIZATION INCLUDES MICRO-CAPITALIZATION COMPANIES AND DISCLOSE THE RELATED RISKS OF MICRO-CAPITALIZATION COMPANIES IN THE "SMALL AND/OR MID CAPITALIZATION COMPANIES" RISK.

      Response: The Trust respectfully declines to add disclosure related to micro-capitalization companies as the Trust will not have exposure to any micro-capitalization companies in its portfolio.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon